SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CGPE/CAAS Rua da Quitanda, 196 – 25º andar 20090-070 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Extract from the Minutes of the 27th Meeting of the Management, People and Eligibility Committee
1

CERTIDÃO

Extract from the Minutes of the 27th Meeting of the Management, People and Eligibility Committee

The Eletrobras Management, People and Eligibility Committee met at the Eletrobras Office in Rio de Janeiro, Brazil, on March 25, 2019, at 3:00 p.m., located at Rua da Quitanda, no. 196, 25th floor, Mario Bhering Building, Center, Rio de Janeiro - RJ. The members of the meeting were: MANOEL ARLINDO ZARONI TORRES (coordinator), CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ GUIMARÃES MONFORTE. There were no records of absences. OPINION ON ELIGIBILITY: The members of the Management, People and Eligibility Committee - CGPE, in the use of their legal attributions, and in accordance with articles 14 and 64, paragraph 1, of Decree No. 8.945/16, and Circular Letter n 842/16-MP, voted based on documentation submitted, having unanimously and exclusively from the point of view of the legal requirements of investiture, the following indications were eligible:

a)    MME – appointment of Wilson Ferreira Jr. for the position of board of diretor memeber of Eletrobras;

b)    MME – appointment of Vicente Falconi Campos for the position of board of diretor memeber of Eletrobras;

c)    MME – appointment of José Guimarães Monforte for the position of board of diretor memeber of Eletrobras;

➢     Register: The Board member JOSÉ GUIMARÃES MONFORTE registered his abstention regarding the analysis of eligibility of his own indication, claiming conflict of interest.

d)    MME – appointment of Mauro Gentile Rodrigues da Cunha for the position of board of diretor memeber of Eletrobras;

e)    MME – appointment of Bruno Eustáquio Ferreira Castro de Carvalho for the position of board of diretor memeber of Eletrobras;

f)    MME – appointment of Ruy Flaks Schneider for the position of board of diretor memeber of Eletrobras;

➢     Register: The Governance Department reported that the candidate in question has a conviction in an administrative proceeding that is open and tried by CVM, and that this decision was the subject of an administrative appeal with suspensive effect. It also recorded that the penalty applied by CVM to the applicant relates only to the pecuniary sanction of fine, under the terms of art. 11, item II, of Law no. 6.385/76, with no proposal or decision regarding the temporary disqualification penalty. In this sense, Eletrobras' internal legal counsel, after consulting the Governance Department, ratified the understanding that the CVM ruling, in addition to not being subject to a final decision in the administrative sphere, does not have the effect of affecting eligibility of the candidate in question.

g)    MME – appointment of Thaís Márcia Fernandes Matano Lacerda for the position of Eletrobras Fiscal Council effective member;

h)    MME – appointment of Jose Roberto Bueno Junior for the position of Eletrobras Fiscal Council effective member;

2 CGPE/CAAS Rua da Quitanda, 196 – 25º andar 20090-070 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Extract from the Minutes of the 27th Meeting of the Management, People and Eligibility Committee

i)     MME – appointment of Dario Spegiorin Silveira for the position of fiscal council alternate member of Eletrobras;

j)     MME – appointment of Lorena Melo Silva Perin for the position of fiscal council alternate member of Eletrobras;

k)    ELETROSUL – Appointments to the Fiscal Council of SPE Transmissora Sul Brasileira de Energia S.A. - TSBE. RES-128 dated March 18, 2019. Effective members: Múcio Althoff de Medeiros; Marialba dos Santos Coelho; Wanderlei Grisard. Alternates: Ernesto Stodieck Neto; Edson Augusto Buch; Jorge da Silva Mendes.

In conclusion, the CGPE warned that all the indications analyzed, with the exception of Mrs. Thaís Márcia Fernandes Matano Lacerda, did not contemplate until the date of this meeting a manifestation of the Chief of Staff Office regarding its prior approval, under the terms of art. 22, item II, of Decree no. 8,945/16. The Committee further noted that, on an exceptional basis, it agreed to deliberate on the eligibility of these candidates, despite the provisions of CGPAR Resolution no. 24/2018, since the company is required to indicate in the OGM management proposal the indications of the controlling shareholder to the positions of board of directors and fiscal council, in addition to prior opinion as to their eligibility, pursuant to CVM Normative Instruction 481/2009, with subsequent amendments, and in light of Circular Letter CVM no. 003/2019.

The CGPE also unanimously decided to withdraw from the agenda:

(i)        the proposal to analyze the eligibility of Mr. Ricardo Brandão Silva for the position of Eletrobras' board of diretor member, on the grounds that, according to information provided by the Eletrobras Governance Department, the Ministry of Economy would not have issued an official statement of this candidate, so it is not possible to analyze eligibility without at least having the formal registration of the nomination by the competent public body.

(ii)       the proposal for the analysis of the eligibility of Mr. Edvaldo Luís Risso to the position of Eletrobras' board of diretor member, under the justification that there was no clarification in the support material if said employee broke his employment relationship with the Eletrobras subsidiary and if the is currently holding a position in committee in the Federal Public Administration, in order to identify the application or not of art. 29, item III, and its paragraph 1, all of Decree no. 8,945/16.

There being no further business to discuss on the subject, the members of the Committee closed the proceedings on the eligibility of this meeting, determining the drafting of this certificate, which, after being read and approved, is signed by me, BRUNO KLAPPER LOPES, Secretary of Administration. The other matters dealt with in this meeting were omitted in this certificate for legitimate caution, because they related to interests merely internal to the Company, and were supported by the management's secrecy duty, according to the caput of Article 155 of Law 6,404/76, and therefore falls outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law and article 10 of Law no. 13.303/2016.

Rio de Janeiro, March 27, 2019

BRUNO KLAPPER LOPES

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.